UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

BANKRUPTCY COURT APPROVES AVIANCA’S DISLOSURE STATEMENT, SOLICITATION OF VOTES AND APPLICABLE PROCEDURES AND EQUITY CONVERSION AND COMMITMENT AGREEMENT

Further to Avianca Holdings S.A.’s (“Avianca” or the “Company”) disclosure to the market on August 11, 2021, in the context of the Company’s Chapter 11 proceedings, Avianca discloses that the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) has approved a disclosure statement (the “Disclosure Statement”) for Avianca’s (and its affiliated debtors in the Chapter 11 proceedings (the “Debtors”)) proposed plan of reorganization (the “Plan”), a significant step for the Company towards emergence from Chapter 11.

The Bankruptcy Court has authorized Avianca to distribute the Disclosure Statement and solicit votes on the Plan from certain classes of creditors. The Bankruptcy Court also set a hearing to consider approval of the Plan for October 26, 2021 at 10 a.m. (Eastern Time) (the “Confirmation Hearing”).

The deadline to submit votes in respect of the Plan will be October 14, 2021 at 4 p.m. (Eastern Time) and the deadline to object to the Plan will be on October 19, 2021 at 4 p.m. (Eastern Time).

The next step in the Chapter 11 process will be the solicitation of votes in respect of the Company’s Plan, as disclosed above.

Additionally, during today’s hearing the Bankruptcy Court also approved, among other items, the terms of, and the Company’s entry into and performance under, the Equity Conversion and Commitment Agreement, dated September 1, 2021, by and among the Company, certain of its subsidiaries, and each of Avianca’s “Tranche B” Lenders under the Company’s outstanding DIP Credit Agreement described in Avianca’s September 1, 2021 public filings on form 6-K.

Further to Avianca’s disclosures to the market on May 20, 2020, April 14, 2021, July 22, 2021 and September 1, 2021, the Company reiterates that once the creditors approve the Plan and subject to the subsequent confirmation of the Plan by the Bankruptcy Court on terms consistent with the ECCA, the Company’s shareholders (including ordinary shareholders and preferred shareholders) will not receive any distribution. As a result of the foregoing, under the Plan, the value of the outstanding shares of the Company is expected to be reduced to zero, due to the decrease in equity of the Company attributable to the Debtors’ liabilities to third parties and creditors, as well as the capital injection by new investors as contemplated by the Plan and the ECCA.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary